

Mail Stop 3561

January 28, 2016

Nancy A. Walsh
Chief Financial Officer
The Bon-Ton Stores, Inc.
2801 East Market Street
York, Pennsylvania 17402

> **Re:** **The Bon-Ton Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2015**
> **Filed April 15, 2015**
> **Form 8-K Filed August 20, 2015**
> **File No. 0-19517**

Dear Ms. Walsh:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

1. In your discussion of the approximately 61% decrease in net cash provided by operating activities in 2014 compared to 2013, you cite various underlying factors, including an increase in inventory, increased net loss, an insurance claim, and a variance in accrued expenses. But you provide no quantification of the contribution of each factor to the decrease. In future filings, please revise this section to quantify each factor discussed.

Contractual Obligations, page 30

2. Please disclose interest payments on variable-rate obligations based on interest rates as of the balance sheet date in footnote (1). Please also describe other long-term liabilities excluded from the table to the extent necessary for an understanding of the timing and amount of the obligations. Please refer to Item 303(a)(5) of Regulation S-K.

Consolidated Financial Statements

2. Summary of Significant Accounting Policies
Advertising, page F-13

3. Please tell us what consideration you gave to disclosing the amount of vendor allowances recognized as a reduction of advertising expense for each year presented.

10. Long-Term Debt
Senior Notes, page F-32

4. We note your disclosure that the 2017 Notes are secured by a second-priority lien on collateral owned by the Issuer and each of the guarantors consisting substantially of all of the Issuer's and guarantors' tangible and intangible assets securing the Second Amended Revolving Credit Facility, except for capital stock of the Issuer and certain of the Issuer's subsidiaries and certain other exceptions. Please tell us each of your affiliates whose securities constitute a substantial portion of the collateral and what consideration you gave to providing the financial statements required by Rule 3-16 of Regulation S-X.

Form 8-K Filed August 20, 2015

5. We note your disclosure of adjusted EBITDA and the reconciliation of the non-GAAP financial measure to net loss for the periods presented. We also note you provided forward looking non-GAAP financial measures, including Adjusted EBITDA, adjusted earnings per diluted share and adjusted cash flow. Regulation G requires a schedule or other presentation detailing the differences between forward looking non-GAAP financial measures and the forward looking GAAP financial measures. If the GAAP financial measures are not accessible on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without an unreasonable effort. In addition, you should identify information that is unavailable and disclose its probable significance. Please explain to us why you believe your disclosure of the forward looking non-GAAP financial measures complies with the reconciliation requirements of Regulation G.

6. We note your disclosure in Note 1 regarding Adjusted EBITDA. In future filings containing non-GAAP financial measures please expand your disclosure to address the reasons why you believe that presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. The justification for the use of the measure must be substantive. Merely indicating that the measure is frequently used by securities analysts, investors and other interested parties to evaluate your performance is not sufficient to comply with the disclosures required by Item 10(e)(1)(i)(C) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Guidry, Staff Attorney, at (202) 551-3621 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Michael W. Webb, Chief Accounting Officer